# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Epsilon Energy Ltd., CIK 0001726126
CUSIP: 294375209
Title of class of securities: Epsilon Energy Ltd
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1250, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0001711252

## Reporting persons
- AZVALOR ASSET MANAGEMENT SGIIC SA: type of reporting person: investment company (IV); citizenship or place of organization: Spain (U3); sole voting power 3,034,692; shared voting power 3,034,692; sole dispositive power 3,034,692; shared dispositive power 3,034,692; aggregate amount beneficially owned 3,034,692 (10% of the class)

## Item 1. Issuer
Name of issuer: Epsilon Energy Ltd.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1250, HOUSTON, TEXAS, 77002

## Item 2. Person Filing
Name of person filing: AZVALOR ASSET MANAGEMENT SGIIC
Address of principal business office or, if none, residence:
PASEO DE LA CASTELLANA 110 3 FLOOR
28046 MADRID SPAIN
Citizenship: SPAIN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,034,692
Percent of class: 10,0
Sole power to vote or to direct the vote: 3,034,692
Shared power to vote or to direct the vote: 3,034,692
Sole power to dispose or to direct the disposition: 3,034,692
Shared power to dispose or to direct the disposition: 3,034,692

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AZVALOR ASSET MANAGEMENT SGIIC SA: SERGIO FERNANDEZ-PACHECO, CFO (05/14/2026)